FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **December 2006**

Commission File Number

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant's name into English)

10 Inverness Drive East, Suite 104
Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __   Form 40-F   <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No   <u>X</u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 _____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

Date: December 21, 2006

By: /s/ Douglas B. Silver
      Douglas B. Silver
      Chief Executive Officer

EXHIBIT INDEX

99.1   Press Release dated December 21, 2006.



INTERNATIONAL ROYALTY TO ACQUIRE ROYALTY ON BARRICK'S PASCUA GOLD DEPOSIT IN CHILE

DENVER, COLORADO – December 21, 2006 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or "IRC") is pleased to report that it has entered into binding agreements to acquire a sliding-scale NSR royalty on the world-class Pascua gold project located in Chile. IRC has agreed to pay US$37.4 million in cash at closing for this royalty interest.

According to the operator, Barrick Gold Corporation ("Barrick"), average gold production during the first 10 years of the Pascua project is estimated to range from 750,000 to 775,000 ounces per year at a cash cost of between US$130 and US$140 per ounce gold (based on the June 2004 cost and commodity price environment). The mine, located in both Chile and Argentina, has a projected 20-year life based on the current mine plan with production targeted to begin in 2010. The Proven and Probable Reserves as of December 31, 2005 were reported by Barrick to be 397 million tons grading 0.046 ounces per ton for 18.35 million contained ounces. There are additional Measured and Indicated Resources of 61 million tons grading 0.037 ounces per ton containing 2.30 million ounces and Inferred Resources of 20 million tons grading 0.049 ounces per ton. If this mine achieves its rated production capacity, it is expected to rank as Barrick's third largest gold operation in its portfolio of 27 operations and 7 advanced exploration and development projects.

Independent consultants to Barrick have reported that 80% of the orebody resides in Chile. The royalty applies to the first 14 million ounces of gold produced from the Chilean side of the Pascua-Lama deposit. IRC will make two one-time payments of US$4.0 million each if gold prices exceed US$550 and US$600 per ounce for any six-month period within 36 months after the mine begins pouring gold. IRC also has an option to acquire up to 50% of royalty sellers' proportional interests in the project's upside potential (beyond the 14 million ounces of gold production) on the surrounding 50,000 hectares for an additional $4.0 million.

The sliding-scale royalty applies to the gold production from the Chilean side of the mine and provides important leverage to rising gold prices, as shown below:

Gold Price US$/Oz	Effective Royalty Rate % NSR	Royalty US$/Oz	Annual Royalty US$ million[1]
$400	0.675%	$ 2.70	$ 1.6-$ 1.7
$500	1.170%	$ 5.85	$ 3.5-$ 3.6
$600	1.530%	$ 9.18	$ 5.5-$ 5.7
$700	1.890%	$13.23	$ 7.9-$ 8.2
$800	2.250%	$18.00	$10.8-$11.2

[1]   Based on 600,000 and 620,000 ounces of annual gold production being derived from the Chilean side which is 80% of 750,000 and 775,000 ounces of gold production per year, respectively.

Douglas B. Silver, IRC Chairman and CEO stated "We are very excited about adding this royalty to our portfolio because of the multiple benefits it is expected to provide our investors. The acquisition is expected to provide significant growth in cash flow and expand our exposure to gold prices. Its sliding-scale nature also provides important leverage to rising gold prices. By having the world's largest gold producer as its operator, long life and low cash costs, this is truly a marquee asset."

There will be two closings: the first will occur in the middle of January and the second closing will occur in late February. The second closing is subject to financing.

International Royalty Corporation
International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia.

Cautionary Statement Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's acquisition of the NSR on the Pascua gold project and expected results including but not limited to estimated production, grades and royalty interests. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues and results to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of gold, (ii) interpretation of royalty contract terms, (iii) accuracy of the operators' projections and IRC's interest, (iv) governmental laws, regulations, economic conditions or shifts in political attitudes or stability, and (vi) delay, extensions of construction time, funding allocations or other factors that may impact the actual production schedule of the Pascua mine.   This release uses the terms "Measured and Indicated Resources", which are recognized in Canada, but not generally permitted to be used in SEC filings.

These forward-looking statements should not be relied upon as representing IRC's views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. IRC has relied on published data from the project operators, which it can not independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements.

This press release has been reviewed by Nicke Michael, a qualified person for the purposes of National Instrument 43-101.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com